CUSIP No. 883906406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

Under the Securities Exchange Act of 1934

ThermoEnergy Corporation
 (Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

883906406
(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 19th Fl.
Los Angeles, CA 90067
(310) 201-7553

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

March 10, 2010
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883906406

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)  ☒
(B)   ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

(6)	Citizenship or Place of Organization

U.S.

(7) Sole Voting Power
-0-

Number of Shares	(8) Shared Voting Power
Beneficially Owned	44,897,554
by Each Reporting
Person With	(9) Sole Dispositive Power
-0-

(10) Shared Dispositive Power
44,897,554
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
44,897,554

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)
49.3% (1)

(14)	Type of Reporting Person (See Instructions)
IN

___________________
(1)           Based on 90,990,503 shares of Common Stock outstanding on a diluted basis and calculated in accordance with Rule 13d.

CUSIP No. 883906406

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)  ☒
(B)   ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

(6)	Citizenship or Place of Organization

U.S.

(7) Sole Voting Power
-0-

Number of Shares	(8) Shared Voting Power
Beneficially Owned	44,897,554
by Each Reporting
Person With	(9) Sole Dispositive Power
-0-

(10) Shared Dispositive Power
44,897,554
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
44,897,554

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)
49.3% (1)

(14)	Type of Reporting Person (See Instructions)
IN

___________________
(1)           Based on 90,990,503 shares of Common Stock outstanding on a diluted basis and calculated in accordance with Rule 13d.

CUSIP No. 883906406

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)  ☒
(B)   ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

(6)	Citizenship or Place of Organization

U.S.

(7) Sole Voting Power
-0-

Number of Shares	(8) Shared Voting Power
Beneficially Owned	44,897,554
by Each Reporting
Person With	(9) Sole Dispositive Power
-0-

(10) Shared Dispositive Power
44,897,554
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
44,897,554

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)
49.3% (1)

(14)	Type of Reporting Person (See Instructions)
OO

___________________
(1)           Based on 90,990,503 shares of Common Stock outstanding on a diluted basis and calculated in accordance with Rule 13d.

CUSIP No. 883906406

Item 1. Security and Issuer

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on December 31, 2007 and prior amendments thereto (the “Prior Schedules”).  Capitalized terms used in this Amendment No. 7 but not otherwise defined herein have the meanings given to them in the Prior Schedules.  Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 5.  Interest in Securities of the Issuer

(a)           As of the date of this Amendment No. 7, the Reporting Persons beneficially own 44,897,554 shares of Common Stock.  This represents a sum of:

(i)             7,361,344 shares of Common Stock;

(ii)           1,458,621 shares of Series B Convertible Preferred Stock, convertible into 14,586,210 shares of Common Stock (“Series B Preferred Stock”);

(iii)           Warrants to purchase up to a total of 14,000,000 shares of Common Stock at an exercise price of $0.36 per share (“$0.36 Warrant”);

(iv)           Warrants to purchase up to a total of 3,920,000 shares of Common Stock at an exercise price of $0.50 per share (“$50 Warrant”); and

(v)            3% Secured Convertible Promissory Note in the principal amount of $1,200,000, which principal and any accrued and unpaid interest thereon are convertible into 5,000,000 shares of Common Stock (the “Promissory Note”).

The foregoing in the aggregate represents a beneficial ownership of 49.3% of the shares of Common Stock of the Issuer on a diluted basis (based on the number of shares of Common Stock outstanding as reported in the Issuer’s 10-Q/A filed on December 23, 2009 and after giving effect to the full conversion of Series B Preferred Stock and the Promissory Note and full exercise of $0.36 Warrant and $0.50 Warrant.

(b)           The Reporting Persons have shared voting and dispositive power with respect to 44,897,554 shares of Common Stock.  Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock beneficially owned by the Trust.

(c)           On March 10, 2010, the Reporting Persons agreed to purchase the Promissory Note described in Item 5(a)(v) above for a purchase price of $1,200,000.  The Promissory Note is convertible into shares of Common Stock at a price of $0.24 per share.  A form of the Promissory Note is attached hereto as Exhibit “B” and incorporated herein by this reference.  The Reporting Persons and the Issuer entered into the Promissory Note in connection with and concurrent to that certain Bridge Loan Agreement and Security Agreement, pursuant to which the Reporting Persons:

(i)           Agreed to lend in monthly installments portions of the principal amount of $1,200,000 underlying the Promissory Note to help fund the continuing business and operations of the Issuer;

(ii)          Agreed to surrender any outstanding principal amount of the Promissory Note, and any accrued and unpaid interest thereon, in satisfaction of their obligation, pursuant to Section 2.4 of that certain Security Purchase Agreement dated November 19, 2009 (the “Series B Agreement”), to purchase additional securities of the Issuer at the “Third Tranche Closing” (as such term is defined in the Series B Agreement), if all of the conditions to the Third Tranche Closing are fully satisfied;

CUSIP No. 883906406

(iii)         Obtained agreement of the Issuer to eliminate the obligation of the Reporting Persons to invest $700,000 at the “Fourth Tranche Closing” (as such term is defined in the Series B Agreement); and

(iv)         Received (along with other lenders who are parties to the Bridge Loan Agreement and Security Agreement) a security interest in substantially all of the assets of the Issuer, excluding shares of CASTion Corporation (in which no security interest has been granted).

The preceding description is qualified in its entirety by this reference to the Bridge Loan Agreement and Security Agreement, a copy of which are attached hereto as Exhibit “C” and “D”, respectively, and incorporated herein by this reference.  A form of the Series B Agreement is attached as an exhibit to Form 8-K filed by the Issuer with the SEC on November 24, 2009.

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a)           Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

(b)           3% Secured Convertible Promissory Note entered into on March 10, 2010

(c)            Bridge Loan Agreement entered into on March 10, 2010

(d)            Security Agreement entered into on March 10, 2010

Item 7. Material to Be Filed as Exhibits

Exhibit A:	Agreement Regarding Joint Filing of Amendment No. 7 to Schedule 13D

Exhibit B:	Form of 3% Secured Convertible Promissory Note entered into on March 10, 2010

Exhibit C:	Bridge Loan Agreement entered into on March 10, 2010

Exhibit D:	Security Agreement entered into on March 10, 2010

CUSIP No. 883906406

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: March 17, 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum , as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 883906406

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 7 to Schedule 13D

The undersigned agree that the Amendment No. 7 to Schedule 13D with respect to the Common Stock of ThermoEnergy Corporation is a joint filing being made on their behalf.

Dated: March 17, 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum , as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

A-1

Exhibit B

Principal Amount: $__________	Issue Date: March 1, 2010

3% SECURED CONVERTIBLE PROMISSORY NOTE

FOR VALUE RECEIVED, ThermoEnergy Corporation, a Delaware corporation (the “Borrower”), hereby promise to pay to the order of _________________ (the “Holder”) on February 28, 2011 (the “Maturity Date”) the sum of ________________ Dollars ($___________) (or such lesser amount as may be advanced by the Holder to the Borrower as Draws or Advances (as such terms are defined in the Bridge Loan Agreement hereinafter described).

Interest on the outstanding principal balance shall accrue at the rate of three percent (3.0%) per annum, and shall be due and payable on the Maturity Date.  Interest shall be computed on the basis of a 365-day year, using the number of days actually elapsed.

This Note is one of several substantially identical promissory notes in the initial aggregate principal amount of $2,700,000 issued by the Borrower on or about the date hereof pursuant to that certain Bridge Loan Agreement of even date herewith by and among the Borrower, the Holder and certain other persons (the “Bridge Loan Agreement”) (which promissory notes are referred to herein as the “Series Notes”). So long as this Note is outstanding the Holder shall be entitled to the benefit of, and subject to the provisions of, the Bridge Loan Agreement.

Pursuant to the Bridge Loan Agreement, the Holder shall surrender this Note (or such portion thereof as may be necessary to satisfy the Holder’s purchase obligations) in payment of the purchase price for the securities to be purchased by the Holder pursuant to the Securities Purchase Agreement dated as of November 19, 2009 by and among the Borrower, the Holder and the holders of the other Series Notes (the “Series B Agreement”) at the Third Tranche Closing and/or the Fourth Tranche Closing (as such terms are defined in the Series B Agreement).

The Holder shall have the right at any time and from time to time until the principal and interest on this Note shall have been paid in full, to convert the outstanding principal amount of this Note, and any accrued and unpaid interest thereon, into shares of the Common Stock, par value $0.001 per share, of the Borrower (“Common Stock”) at a price of $0.24 per share.  If the Holder desires to exercise its right of conversion, the Holder shall give the Borrower a written notice, setting forth the amount of principal and interest which the Holder desires to convert.  Should the Holder elect to convert less than the entire amount of the principal balance and accrued and unpaid interest under this Note, the amount being converted shall be credited first against accrued and unpaid interest and the balance, if any, shall be credited against principal.  Except to the extent that the entire unpaid principal balance of this Note is being presented for conversion, the Holder shall not be required to present this Note in order to effect conversion, and the Holder shall maintain a ledger setting forth each conversion of principal and interest on this Note and such ledger shall, absent manifest error, be deemed to be binding and conclusive on the Borrower.  Conversion of the principal and interest on this Note into shares of Common Stock shall not relieve the Holder of his or its obligation to purchase securities pursuant to the Series B Agreement.

The Borrower and the holders of the Series Notes (including the Holder) have, contemporaneously herewith, entered into a Security Agreement (the “Security Agreement”) securing the obligations of the Borrower to the Holder and the other holders of the Series Notes under such Series Notes, and so long as this Note is outstanding the Holder shall be entitled to the benefit of, and subject to the provisions of,  the Security Agreement.

This Note may not be prepaid, in whole or in part, without the prior written consent of the Holder.  Partial prepayments, if any, shall be applied first to accrued and unpaid interest, and the balance to principal.

Subject to the provisions of the Security Agreement, the entire unpaid principal amount of this Note, together with interest thereon shall, on written notice from the Holder, forthwith become and be due and payable if any one or more Events of Default shall have occurred (for any reason whatsoever and whether such happening shall be voluntary or involuntary or be affected or come about by operation of law pursuant to or in compliance with any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) and be continuing.

The occurrence of any one or more of the following events or conditions shall constitute an “Event of Default” under this Note:

(i)           The Borrower’s failure to make any payment of principal or interest or any other sums within fifteen (15) days of the date when due under this Note; or

(ii)           Any representation or warranty or other statement made by the Borrower in the Bridge Loan Agreement or the Security Agreement proves to have been false or misleading in any material respect when made or furnished; or

(iii)           Breach of or failure in the due observance or performance in any material respect of any covenant, condition or agreement on the part of the Borrower to be observed or performed pursuant to this Note, the Bridge Loan Agreement or the Security Agreement, and the failure to cure (if curable) any such breach or failure within fifteen (15) days after receipt of written notice thereof from the Holder; or

(iv)           If the Borrower shall (a) apply for or consent to the appointment of a receiver, trustee or liquidator of all or a substantial part of any of its assets; (b) be unable, or admit in writing its inability, to pay its debts as they mature; (c) file or permit the filing of any petition, case arrangement, reorganization, or the like under any insolvency or bankruptcy law, or the adjudication of it as a bankrupt, or the making of an assignment for the benefit of creditors or the consenting to any form or arrangement for the satisfaction, settlement or delay of debt or the appointment of a receiver for all or any part of its properties; or (d) any action shall be taken by the Borrower for the purpose of effecting any of the foregoing; or

(v)           If an order, judgment or decree shall be entered, or a case shall be commenced, against the Borrower, without its application, approval or consent by any court of competent jurisdiction, approving a petition or permitting the commencement of a case seeking reorganization or liquidation of the Borrower or appointing a receiver, trustee or liquidator of the Borrower, or of all or a substantial part of the assets of the Borrower, and the Borrower, by any act, indicate its approval thereof, consent thereto, or acquiescence therein, or such order, judgment, decree or case shall continue unstayed and in effect for any period of ninety (90) consecutive days or an order for relief in connection therewith shall be entered; or

(vi)           If the Borrower shall dissolve or liquidate, or be dissolved or liquidated, or cease to legally exist, or merge or consolidate, or be merged or consolidated, with or into any other corporation.

All payment obligations arising under this Note are subject to the express condition that at no time shall the Borrower be obligated or required to pay interest at a rate which could subject the Holder to either civil or criminal liability as a result of being in excess of the maximum rate which the Borrower is permitted by law to contract or agree to pay.  If, by the terms of this Note, the Borrower is at any time required or obligated to pay interest at a rate in excess of such maximum rate, the applicable rate of interest shall be deemed to be immediately reduced to such maximum rate, and interest thus payable shall be computed at such maximum rate, and the portion of all prior interest payments in excess of such maximum rate shall be applied and shall be deemed to have been payments in reduction of principal.

No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.  All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflicts of law thereof. Each party agrees that any action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened. (a “Proceeding”) concerning the interpretation, enforcement and of the transactions contemplated by this Note or the Security Agreement shall be commenced exclusively in the state or federal courts sitting in, or having jurisdiction over, Wilmington, Delaware (the “Delaware Courts” ). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such Delaware Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence a Proceeding to enforce any provisions of this Note or the Security Agreement, then the prevailing party in such Proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

THE BORROWER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED HEREON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE.  THIS WAIVER CONSTITUTES A MATERIAL INDUCEMENT FOR THE HOLDER TO ACCEPT THIS NOTE.

All notices, requests or other communications required or permitted to be given under this Agreement to any party shall be in writing and shall be deemed to have been sufficiently given when delivered by personal service or sent by registered mail, by overnight courier service with evidence of delivery or attempted delivery, or by facsimile, e-mail or other means of electronic transmission (provided such transmission generates evidence of delivery), to the Borrower or to the Holder at their respective principal places of business.  Either party may, by like notice, change the address to whom notice is to be given.

This Note may be amended or supplemented, or any provision hereof waived, only by the written agreement of the Holder and the Borrower.

This Note shall be binding upon the Borrower and its successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns.  The Borrower may not assign any of its obligations under this Note without the consent of the Holder.

If default is made in the payment of this Note, the Borrower shall pay the Holder hereof reasonable costs of collection, including reasonable attorneys’ fees, regardless of whether the Holder commenced litigation in order to enforce its rights under this Note.

IN WITNESS WHEREOF, the Borrower has caused this Note to be executed and delivered by its duly authorized President and Chief Executive Officer as of the date and year first above written.

ThermoEnergy Corporation

By:
Cary G. Bullock
President and Chief Executive Officer

Exhibit C

ThermoEnergy Corporation

Bridge Loan Agreement

This Bridge Loan Agreement (this “Agreement”) made this 10th day of March 2010 but effective as of March 1, 2010 by and among ThermoEnergy Corporation, a Delaware corporation having its principal place of business in Little Rock, Arkansas (the “Borrower”) and the individual and entities named on Schedule I hereto  (collectively, the “Lenders”).

WHEREAS, the Borrower and certain of the Lenders are parties to a certain Securities Purchase Agreement dated as of November 19, 2009 (the “Series B Agreement”) pursuant to which such Lenders have purchased from the Borrower shares of the Series B Convertible Preferred Stock of the Borrower (the “Series B Stock”) and Common Stock Purchase Warrants entitling the holders thereof to purchase shares of the Common Stock of the Borrower (the “Warrants”); and

WHEREAS, pursuant to the Series B Agreement, certain of the Lenders are obligated, upon the satisfaction of certain conditions set forth in the Series B Agreement (the “Third and Fourth Tranche Conditions”), to purchase from the Borrower additional shares of Series B Stock and additional Warrants (the “Third and Fourth Tranche Securities”);  and

WHEREAS, the Borrower requires cash to fund their operations prior to the satisfaction of the Third and Fourth Tranche Conditions; and

WHEREAS, the Lenders are prepared to make loans to the Borrower on the terms and conditions herein set forth;

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Borrowers and the Lenders agree as follows:

ARTICLE 1

Loans

Section 1.1.  Issuance of Notes.  The Borrower hereby agrees to issue to each Lender a Convertible Promissory Note in substantially the form attached here to Exhibit A (the “Notes”) in the original principal amount set forth opposite the name of such Lender on Schedule I attached hereto under the heading “Commitment”.

Section 1.2. Draw Downs.  No later than 5 business days prior to the end of each month, the Borrower will deliver to the Lenders an operating budget for the succeeding month  (the “Monthly Budgets”) indicating the amount of cash that the Borrower desires to be advanced by the Lenders under the Notes to fund operations for such month (the “Draw”).  Unless the Lenders (acting by the vote of the holders of at least 66⅔% of the then outstanding principal amounts of the Notes) reject a Monthly Budget no later than 3 business days after delivery, on the first business day of such succeeding month each Lender shall deliver to the Borrower, by wire transfer, its applicable percentage of the Draw, as calculated in accordance with the Lenders’ respective Participation Percentages as set forth on Schedule I attached hereto under the heading “Participation Percentage”). Notwithstanding the foregoing, any Lender may, but shall not be obligated to, advance under the Notes an amount greater than its respective Participation Percentage of any Draw (an “Advance”) and the amount of any such Advance shall be credited against subsequent Draws.

Section 1.3.  Security Interest in Collateral.  The obligation of the Lenders to advance funds against any Draw is expressly conditioned on the Borrower’s execution and delivery of a Security Agreement in substantially the form attached hereto as Exhibit B (the “Security Agreement” and, together with this Agreement and the Notes, the “Transaction Documents”) granting to the lenders a security interest in substantially all of the assets of the Borrower.

Section 1.4. Additional Closing Deliveries.  At the Closing, the Borrower shall deliver or cause to be delivered to each Lender the following:

(i)	The Security Agreement; and

(ii)	The Notes; and

(iii)
Copies of resolutions of the board of directors of the Borrower approving the execution, delivery and performance of the Transaction Documents and the transactions contemplated thereby, in each case certified by the Secretary of the Borrower to be in full force and effect on the Closing Date.

ARTICLE 2

Representations and Warranties

Section 2.1.  Representations and Warranties of the Borrower. The Borrower hereby makes the following representations and warranties to the Lenders:

(a)
Organization and Qualification. The Borrower is duly incorporated, validly existing and in good standing under the laws of the State of Delaware, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Borrower is not in violation of any of the provisions of its certificate of incorporation, bylaws or other organizational or charter documents. The Borrower is duly qualified to conduct its respective business and is in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, and no proceedings have been instituted in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, such power and authority or qualification.  For purposes of this Agreement, the term “Material Adverse Effect” shall mean any of (i) a material and adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material and adverse effect on the results of operations, assets, prospects, business or condition (financial or otherwise) of the Borrower, taken as a whole, or (iii) a material impairment of the Borrower’s ability to perform on a timely basis their obligations under any Transaction Document.

(b)
Authorization; Enforcement. The Borrower has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations thereunder. The execution and delivery of each of the Transaction Documents by the Borrower and the consummation by the Borrower of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Borrower and no further action is required by the Borrower in connection therewith. Each Transaction Document has been (or upon delivery will have been) duly executed by the Borrower and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

(c)
No Conflicts. The execution, delivery and performance of the Transaction Documents by the Borrower and the consummation by the Borrower of the transactions contemplated thereby do not and will not (i) conflict with or violate any provision of the Borrower’s certificate of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, or (except as contemplated by the Security Agreement) result in the imposition of any lien upon any of the material properties or assets of the Borrower pursuant to, any agreement, credit facility, debt or other instrument or other understanding to which the Borrower is a party or by which any property or asset of the Borrower is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Borrower is subject (including federal and state securities laws and regulations), or by which any property or asset of the Borrower is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(d)
Filings, Consents and Approvals. The Borrower is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority (a “Governmental Authority”) or other Person in connection with the execution, delivery and performance by the Borrower of the Transaction Documents and the consummation of the transactions contemplated thereby, other than the filing of a financing statement on Form UCC-1 with the Secretary of State of the State of Delaware.

(e)	Issuance of the Notes. The Notes have been duly authorized. Each Note, when issued in accordance with this Agreement, will be duly and validly issued.

(f)
SEC Reports; Financial Statements.  The Borrower has filed all reports required to be filed by it under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”) for the twelve months preceding the date hereof (or such shorter period as the Borrower was required by law to file such reports) (the foregoing materials, being collectively referred to herein as the “SEC Reports”).  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements of the Borrower included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Borrower and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(g)
Compliance. Except as has been disclosed to the Lenders in writing, the Borrower (i) is not in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Borrower under), nor has the Borrower received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is not in violation of any order of any court, arbitrator or governmental body, or (iii) is not and has not been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(h)
Title to Assets. Except as has been disclosed to the Lenders in writing, the Borrower has good and marketable title in fee simple to all real property owned by it that is material to its businesses and good and marketable title in all personal property owned by it that is material to its businesses, in each case free and clear of all liens, except for liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Borrower. Any real property and facilities held under lease by the Borrower and its subsidiaries are held by them under valid, subsisting and enforceable leases of which the Borrower and its subsidiaries are in compliance, except as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(i)
Patents and Trademarks. The Borrower and its subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights that are necessary or material for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have could, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (collectively, the “Intellectual Property Rights”). The SEC Reports describe all claims and Actions made or filed by others against the Borrower deemed material by the Borrower to the effect that Intellectual Property Rights used by the Borrower or any subsidiary violate or infringe upon the rights of such claimant. Except as set forth in the SEC Reports, to the knowledge of the Borrower, all of the Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights.

(j)
Insurance. The Borrower and its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Borrower and its subsidiaries are engaged. The Borrower has no reason to believe that it will not be able to renew its and the subsidiaries’ existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business on terms consistent with the market for the Borrower’s and such subsidiaries’ respective lines of business.

(k)
Solvency. Based on the financial condition of the Borrower as of the Closing Date (and assuming that the Closing shall have occurred), (i) the Borrower’s assets do not constitute unreasonably small capital to carry on its business for the current fiscal year as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Borrower, and projected capital requirements and capital availability thereof; and (ii) the current cash flow of the Borrower, together with the proceeds the Borrower would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. The Borrower does not intend to incur indebtedness beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt).

(l)
Certain Fees. No brokerage or finder’s fees or commissions are or will be payable by the Borrower to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other person with respect to the transactions contemplated by this Agreement. The Lenders shall have no obligation with respect to any fees or with respect to any claims (other than such fees or commissions owed by the Lenders pursuant to written agreements executed by the Lenders which fees or commissions shall be the sole responsibility of the Lenders) made by or on behalf of other persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by this Agreement.

Section 2.2.  Representations and Warranties of the Lenders.  Each Lender, severally and not jointly, hereby represents and warrants to the Borrower as to itself as follows:

(a)
Authority. This Agreement has been duly executed by such Lender, and when delivered by the Lender in accordance with terms hereof, will constitute the valid and legally binding obligation of the Lender, enforceable against him or it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

(b)	Investor Status. Such Lender is an “accredited investor” as defined in Rule 501(a) under the Securities Act.

(c)
Access to Information. Such Lender acknowledges that he or it has been afforded (i) the opportunity to ask such questions as he has deemed necessary of, and to receive answers from, representatives of the Borrower concerning the terms and conditions of the offering of the Notes and the merits and risks of making loans to the Borrower under the Notes; (ii) access to information about the Borrower and its subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable him to evaluate his investment; and (iii) the opportunity to obtain such additional information that the Borrower possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

ARTICLE 3

Series B Agreement

Section 3.1    Amendment of Series B Agreement. The Series B Agreement is hereby amended (i) to add as parties thereto the Lenders who were not, heretofore, parties to such Series B Agreement and (ii) to delete in there entirety Schedules B and C to such Series B Agreement and to substitute in place thereof the Schedules B and C attached hereto.  In all other respects, the Series B Agreement shall remain in full force and effect without alteration or amendment.

Section 3.2    Conversion of Notes.  The outstanding principal amount, and all accrued and unpaid interest thereon, shall be surrendered by the Lenders in satisfaction of their obligations pursuant to Section 2.4 of the Series B Agreement to the Borrower the “Purchase Price” (as such term is defined in the Series B Agreement) for the “Securities” (as such term is defined in the Series B Agreement) to be purchased by such Lender at the “Third Tranche Closing” (as such term is defined in the Series B Agreement) and, if the principal amount and accrued and unpaid interest on such Lender’s Note exceeds the Purchase Price payable by such Lender at the Third Tranche Closing, the balance shall be applied against the Purchase Price payable by such lender for the Securities to be purchased by such Lender at the “Fourth Tranche Closing” (as such term is defined in the Series B Agreement).  Accrued and unpaid interest on the Notes shall be applied against the Purchase Prices first, with the principal amounts of the Notes being applied against any remaining portion of the Purchase Prices.

Section 3.3    Warrant Exercise Price.   Notwithstanding anything to the contrary contained in the Series B Agreement or the schedules thereto, the exercise price of the “Warrants” (as such term is defined in the Series B Agreement) issuable to the Lenders at the Third Tranche Closing or the Fourth Tranche Closing for which the Purchase Price is paid by surrender of Notes as provided in Section 3.1 shall be $0.30 per share.  The exercise price of any Warrants issuable to the Lenders at the Third Tranche Closing or the Fourth Tranche Closing for which the Purchase Price is paid other than by surrender of Notes shall remain $0.50.

Section 3.4     Additional Warrant Coverage.  In the event a Lender makes an Advance pursuant to Section 1.2, the number of “Warrant Shares” (as such term is defined in the Series B Agreement) issuable upon exercise of Warrants issued at the Third Tranche Closing or the Fourth Tranche Closing attributable to the portion of the Purchase Price paid by such Advance shall be increased by a factor of 25% over the number of Warrant Shares issuable to such Lender as set forth on Schedule B or Schedule C to the Series B Agreement, as the case may be, so that with respect to the amount of any Advance the Warrant coverage shall be 250% rather than 200%.

ARTICLE 4

Miscellaneous

Section 4.1.     Additional Parties.    From time to time on or before the “Third Tranche Closing Date” (as such term is defined in the Series B Agreement), this Agreement may be amended by the Borrower, with the consent of Lenders holding at least 66⅔% of the principal amount of the then outstanding Notes, to add as parties hereto one or more persons or entities as additional Lenders and/or to permit any Lender to increase the amount of his or its Commitment; provided, however, that the aggregate amount of such additional Commitments (whether from Lenders already party hereto or from new Lenders) shall not exceed $2,000,000.  Upon any such amendment, (i) Schedule I hereto shall be amended to reflect the addition of such additional Lender or Lenders and/or such increase in the Commitment of a Lender, and the Participation Percentage of all Lenders shall be adjusted proportionately and (ii) such additional Lender or Lenders shall become parties to the Series B Agreement and Schedules B and C to the Series B Agreement shall be amended to reflect such additional Commitments.

Section 4.2.     Fees and Expenses.  Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents. The Borrower shall pay all stamp and other taxes and duties levied in connection with the sale of the Shares.

Section 4.3.      Entire Agreement. The Transaction Documents contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents and exhibits.

Section 4.4.      Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder or under the other Transaction Documents shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile or other electronic transmission (provided the sender receives a machine-generated confirmation of successful transmission) prior to 5:30 p.m. (Eastern time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is delivered via facsimile or other electronic transmission later than to 5:30 p.m. (Eastern time) on a business day or on a day that is not a business day, (c) the business day following the date of mailing, if sent by U.S. Express Mail or other nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is addressed. The address for such notices and communications shall be as follows, if to the Borrower, at its corporate offices in Worcester, Massachusetts, and if to any Lender, at his or its address set forth Schedule I hereto, or such other address as may be designated in writing hereafter, in the same manner, by the addressee.

Section 4.5.       Amendments; Waivers; No Additional Consideration.  No provision of this Agreement may be waived or amended except in a written instrument signed by the Borrower and by Lenders holding at least 66⅔% of the principal amount of the then outstanding Notes.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right. No consideration shall be offered or paid to any Lender to amend or consent to a waiver or modification of any provision of any Transaction Document unless the same consideration is also offered to all Lenders who then hold Notes.

Section 4.6.       Construction.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents.

Section 4.7.       Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Borrower may not assign this Agreement or any rights or obligations hereunder without the prior written consent of Lenders holding at least 66⅔% of the principal amount of the then outstanding Notes. A Lender may assign any or all of his rights under this Agreement to any person to whom such Lender assigns or transfers its Note, provided such transferee agrees in writing to be bound by the provisions hereof that apply to a “Lender.”

Section 4.8.        No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

Section 4.9.        Governing Law and Jurisdiction.  This Agreement and the rights of the parties hereunder shall be construed and enforced in accordance with the laws of the State of Delaware applicable to agreements executed and to be performed wholly within such state and without regard to principles of conflicts of law.  Each party irrevocably (a) consents to the jurisdiction of the federal and state courts situated in or having jurisdiction over Wilmington, Delaware in any action that may be brought for the enforcement of this Agreement, and (b) submits to and accepts, with respect to its properties and assets, generally and unconditionally, the in personam jurisdiction of the aforesaid courts, waiving any defense that such court is not a convenient forum  In any such litigation to the extent permitted by applicable law, each party waives personal service of any summons, complaint or other process, and agrees that the service thereof may be made either (i) in the manner for giving of notices provided in the Notes or (ii) in any other manner permitted by law.

Section 4.10.     Survival.  The representations, warranties, agreements and covenants contained herein shall survive the Closing and the delivery of the Securities.

Section 4.11.      Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof notwithstanding any subsequent failure or refusal to deliver an original signed in ink.

Section 4.12.      Severability.  If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

Section 4.13.      Payment Set Aside.  To the extent that the Borrower makes a payment or payments to any Lender pursuant to any Transaction Document or any Lender enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Borrower, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

IN WITNESS WHEREOF, the parties hereto have caused this Bridge Loan Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

ThermoEnergy Corporation		The Quercus Trust

By:	/s/ Cary G. Bullock	By:	/s/ David Gelbaum

Empire Capital Partners, ltd By: Empire Capital Management, llc, its Investment Manager		Empire Capital Partners, lp By: Empire gp, llc, its General Partner

By:	/s/ Peter Richards	By:	/s/ Peter Richards

Empire Capital Partners Enhanced Master Fund, ltd By: Empire Capital Management, llc, its Investment Manager

By:	/s/ Peter Richards	/s/ Robert S. Trump
Robert S. Trump

Focus Fund, l.p.

By:	/s/ J. Winder Hughes III

Schedule I

Lender	Commitment	3rd Tranche Participation Percentage	4th Tranche Participation Percentage
The Quercus Trust 1835 Newport Blvd. A109-PMC 467 Costa Mesa, CA 92627	$1,200,000	63.16%	0%
Robert S. Trump 89 10th Street Garden City, NY 11530	$600,000	15.79%	37.50%
Focus Fund L.P. P.O. Box 389 Ponte Vedra, FL 32004	$200,000	5.26%	12.50%
Empire Capital Partners, LP One Gorham Island, Suite 201 Westport, CT 06880	$233,333	5.26%	16.67%
Empire Capital Partners, Ltd One Gorham Island, Suite 201 Westport, CT 06880	$233,333	5.26%	16.67%
Empire Capital Partners Enhanced Master Fund, Ltd One Gorham Island, Suite 201 Westport, CT 06880	$233,333	5.26%	16.67%

Schedule B

Investor	Third Closing Purchase Price	Third Closing Shares	Third Closing Warrant Shares
The Quercus Trust 1835 Newport Blvd. A109-PMC 467 Costa Mesa, CA 92627	$1,200,000	500,000 shares	4,800,000 shares
Robert S. Trump 89 10th Street Garden City, NY 11530	$300,000	125,000 shares	1,200,000 shares
Empire Capital Partners, LP One Gorham Island, Suite 201 Westport, CT 06880	$100,000	41,667 shares	400,000 shares
Empire Capital Partners, Ltd One Gorham Island, Suite 201 Westport, CT 06880	$100,000	41,667 shares	400,000 shares
Empire Capital Partners Enhanced Master Fund, Ltd One Gorham Island, Suite 201 Westport, CT 06880	$100,000	41,667 shares	400,000 shares
Focus Fund L.P. P.O. Box 389 Ponte Vedra, FL 32004	$100,000	41,667 shares	400,000 shares

Schedule C

Investor	Fourth Closing Purchase Price	Fourth Closing Shares	Fourth Closing Warrant Shares
The Quercus Trust 1835 Newport Blvd. A109-PMC 467 Costa Mesa, CA 92627	0	0 shares	0 shares
Robert S. Trump 89 10th Street Garden City, NY 11530	$300,000	125,000 shares	1,200,000 shares
Empire Capital Partners, LP One Gorham Island, Suite 201 Westport, CT 06880	$133,333	55,555 shares	533,332 shares
Empire Capital Partners, Ltd One Gorham Island, Suite 201 Westport, CT 06880	$133,333	55,555 shares	533,332 shares
Empire Capital Partners Enhanced Master Fund, Ltd One Gorham Island, Suite 201 Westport, CT 06880	$133,333	55,555 shares	533,332 shares
Focus Fund L.P. P.O. Box 389 Ponte Vedra, FL 32004	$100,000	41,667 shares	400,000 shares

Exhibit D

SECURITY AGREEMENT

THIS SECURITY AGREEMENT (this “Agreement”) is dated as of March 1, 2010, and is entered into by and among ThermoEnergy Corporation, a Delaware corporation having its principal place of business in Little Rock, Arkansas (the “Borrower”) and the persons and entities named on Schedule I hereto (collectively, the “Secured Parties”) and The Quercus Trust, for itself and as the agent for and for the benefit of the other Secured Parties (the “Agent”).  Capitalized terms not otherwise defined herein are used as defined in the Delaware Uniform Commercial Code on the date of this Agreement (the “UCC”).

WHEREAS, the Borrower is, on or about the date hereof, executing and delivering to the Secured Parties a series of 3% Secured Convertible Promissory Notes of even date herewith in the initial aggregate principal amount of $2,700,000 (the “Notes”); and

WHEREAS, it is a condition precedent to the Secured Parties’ making any advances to the Borrower under the Notes that the Borrower execute and deliver to the Secured Parties a security agreement in substantially the form hereof; and

WHEREAS, the Borrower wishes to grant a security interest in favor of the Secured Parties as herein provided;

NOW, THEREFORE, in consideration of the promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1.  Grant of Security.  The Borrower hereby grants and otherwise pledges to the Secured Parties a continuing security interest in all of the present and future rights, title and interests of the Borrower in and to the following property, and each item thereof, all whether now or hereafter existing, or owned or acquired by the Borrower, or now or hereafter arising or due or to become due, wherever such property may be located, together with all substitutions for, replacements of, additions to, accessions to, and products, Proceeds and records of any and all of the following (collectively, the “Collateral”):

(i)	all Accounts;
(ii)	all Inventory;
(iii)	all Equipment;
(iv)	all Fixtures;
(v)	all Contracts;
(vi)	all Chattel Papers;
(vii)	all Documents;
(viii)	all Instruments;
(ix)	all Investment Property;
(x)	all Deposit Accounts;
(xi)	all General Intangibles;
(xii)	all Supporting Obligations
(xiii)	all Commercial Tort Claims;
(xiv)	all Intellectual Property; and
(xv)	all other items of tangible and intangible personal property of any and every kind and description which are not otherwise described herein;

excluding only the shares of the capital stock of CASTion Corporation, a Massachusetts corporation, owned beneficially or of record by the Borrower, which shares shall not be deemed to be part of the Collateral.

SECTION 2.  Security for Obligations.  This Agreement secures, and the Collateral is collateral security for the prompt payment or performance in full (including, without limitation, amounts that would become due but for the filing of a petition in bankruptcy) of, all amounts when due under the Notes, as well as the Borrower’s performance and observance of all covenants contained herein and in the Notes (the “Obligations”).

SECTION 3.   Agent as Agent of Investors.

(a)           The Agent shall serve and act as agent for all Secured Parties and shall take such action on their behalf under the provisions of this Agreement and shall exercise such powers and perform such duties as are expressly delegated to the Agent by the terms of this Agreement, together with such powers as are reasonably incidental thereto.  Notwithstanding any provision to the contrary contained elsewhere in this Agreement, the Agent shall not have any duties or responsibilities except those expressly set forth herein.

(b)           The Secured Parties, the Agent and the Borrower acknowledge and agree that each Note is secured by a security interest in the Collateral and that the priorities of the security interests which secure each  Secured Party’s  respective Note and its or his rights in and to the Collateral which secures such Notes shall at all times be equal and that each Secured Party shall share and be equal in priority and rights with the other Secured Parties in proportion to the then outstanding principal amounts of, plus the accrued but unpaid interest on, their respective Notes.

(c)           In the event that an Event of Default occurs, and a Secured Party gives the Agent notice thereof, the Agent shall immediately thereafter (i) give written notice of the Event of Default to all Secured Parties, and (ii) commence enforcement, collection (including judicial or nonjudicial foreclosure) or similar proceeding with respect to the Collateral; provided that while the Agent may take immediate action in its discretion in order to attempt to preserve the rights of the Secured Parties hereunder, the Agent (a) shall not be required to take any action hereunder unless and until, if requested by the Agent, the Agent receives direction from 66⅔ in interest of the Secured Parties (determined on the basis of the outstanding principal amounts of the Notes), and (b) shall take such all such actions to enforce this Agreement and to realize upon, collect and dispose of the Collateral or any portion thereof as may be directed by 66⅔ in interest of the Secured Parties; provided that the Agent shall not be required to take any action that is contrary to law or to the terms of this Agreement, or that would subject it or any of its employees or agents to liability.

(d)           The Agent acknowledges and agrees that this Agreement and the terms and provisions hereof are solely for the benefit of the Secured Parties and shall not benefit in any way any other person or entity, including, without limitation, the Borrower or any of its guarantors.  Nothing in this Agreement is intended to affect, limit or in any way diminish the security interests which the Secured Parties claim in the assets of the Borrower insofar as the rights of the Borrowers and third parties are concerned.  The Agent, on behalf of all Secured Parties, specifically reserves any and all of their respective rights, security interests and rights to assert security interests against the Borrowers and any third parties, including guarantors.

(e)           The Borrower, the Secured Parties and the Agent acknowledge and agree that each Secured Party’s respective rights and priorities with respect to the Collateral shall exist and be enforceable against the Collateral only by the Agent on behalf of all Secured Parties in accordance with the terms hereof, independent of the time or order of attachment or perfection of such Secured Party’s respective security interest, or the time or order of filing of financing statements.  The subordinations, agreements and priorities set forth in this Agreement shall remain in full force and effect regardless of whether any Secured Party in the future seeks to rescind, amend, terminate or reform, by liquidation or otherwise, its or his respective agreements with the Borrower.

(f)           The Borrower, the Secured Parties and the Agent acknowledge and agree that the indebtedness and payment obligations of the Borrower with respect to each Note shall be of equal priority, no Note shall have a priority of payment over or be subordinate to any other Note, and any and all property, Proceeds or other payments received by the Agent in connection with its enforcement of the Secured Parties’ security interests as contemplated herein shall be applied promptly by the Agent to the payment to the Secured Parties pari passu of all outstanding amounts owed under their respective Notes.

(g)           Subject to the shared priority and respective rights of the Secured Parties set forth in this Agreement, the Agent, on behalf of the Secured Parties, shall be entitled to obtain loss payee endorsements and additional insured status with respect to any and all policies of insurance now or hereafter obtained by the  Borrower insuring against casualty or other loss to any property of the Borrower in which any Secured Party may have a security interest, and, in connection therewith, may file claims, settle disputes, make adjustments and take any and all other action otherwise then permitted to each Secured Party with regard thereto, which it may deem advisable with respect to any assets of the Borrower.

(h)           Neither the Agent  nor any officer or agent thereof shall be liable to the Borrower or the Secured Parties for monetary damages for any action taken or omitted to be taken by the Agent except for liability (i) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or (ii) for any transaction from which the Agent or such officer or agent thereof derived an improper personal benefit.

(i)           The Borrower shall indemnify and hold harmless the Agent for any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements (including reasonable attorneys’ fees) of any kind whatsoever which may be imposed on, incurred by or asserted against the Agent in connection with or in any way arising out of this Agreement; provided, however, that the Borrower shall not be liable to the Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent’s gross negligence or willful misconduct as determined by a final judgment of a court of competent jurisdiction.   The Borrower shall upon demand pay to the Agent the amount of any and all reasonable expenses, including the reasonable fees and expenses of its counsel and of any experts and agents, that the Agent may incur in connection with (i) the administration of this Agreement, (ii) the custody, preservation, use or operation of, or the sale of, collection from or other realization upon, any of the Collateral, (iii) the exercise or enforcement of any of the rights of the Agent or the Secured Parties hereunder, or (iv) the failure by the Borrower to perform or observe any of the provisions hereof.   In the event the Borrower fails to comply with its obligations under this Section 3(i), after commercially practicable efforts by the Agent to obtain such compliance, each of the Secured Parties agrees to contribute and pay to the Agent its or his pro rata share of all such obligations.

SECTION 4.  Representations, Warranties and Covenants. The Borrower represents, warrants and covenants as follows:

(a)           The Borrower is a corporation existing and in good standing under the laws of the State of Delaware.

(b)           The Borrower is duly empowered and authorized to enter into and perform its obligations under this Agreement and all other instruments and transactions contemplated hereby or relating hereto.  The Borrower is duly empowered and authorized to own and to grant security interests in the Collateral.  The execution, delivery and performance by the Borrower of this Agreement, of the Notes and of all other instruments contemplated hereby do not and will not violate any law or any provision of, nor be grounds for acceleration under, any agreement, indenture, note or instrument which is binding upon the Borrower, including without limitation, the Borrower’s Certificate of Incorporation, By-Laws and any other loan or security agreements to which the Borrower is a party or by which the Borrower or its property is bound.

(c)           Assuming the due filing of a financing statement in proper form with the Secretary of State of the State of Delaware, the security interest granted to the Secured Parties pursuant to this Agreement is a valid, perfected security interest in the that portion of the Collateral in which a security interest may be perfected under the UCC.

(d)           The Borrower shall not hereafter transfer, assign or otherwise dispose of the Collateral, except in the ordinary course of business, without the Agent’s prior written consent.  The Borrower shall not create, permit or suffer to exist, and shall take such other action as is necessary to remove, any claim to or interest in the Collateral, and shall defend the right, title and interest of the Secured Parties in and to the Collateral against all claims and demands of all persons and entities at any time claiming the same or any interest therein.

SECTION 5.  Agent’s Appointment as Attorney-in-Fact.  The Borrower hereby irrevocably constitutes and appoints, from and after the occurrence of a default by the Borrower in the Obligations, the Agent and any officer or agent thereof, with full power of substitution, as the Borrower’s true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of the Borrower and in the name of the Borrower or in the Agent’s own name as agent hereunder for the Secured Parties, from time to time in the Agent’s discretion, for the purpose of carrying out the terms of this Agreement, to take any and all appropriate action and to execute any and all documents and instruments that may be necessary or desirable to accomplish the purposes of this agreement and, without limiting the generality of the foregoing, hereby grant to the Agent the power and right, on behalf of the Borrower, without notice to or assent by the Borrower to execute, file and record all such financing statements, certificates of title and other certificates of registration and operation and similar documents and instruments as the Agent may deem necessary or desirable to protect, perfect and validate the Secured Parties’ security interest.

The Borrower hereby ratifies all that such attorneys shall lawfully do or cause to be done by virtue hereof.  This power of attorney is a power coupled with an interest and shall be irrevocable so long as any amount of principal or accrued interest under the Notes remains unpaid.

The powers conferred upon the Agent hereunder are solely to protect the interests of the Secured Parties in the Collateral and shall not impose any duty upon the Agent to exercise any such powers.  The Agent shall be accountable only for amounts that the Agent actually receives as a result of the exercise of such powers and neither the Agent nor any of its partners, officers, directors, employees or agents shall be responsible to the Borrowers or the other Secured Parties for any act or failure to act, except for the Agent’s own gross negligence or willful misconduct.

SECTION 6.  Remedies.  If a default by the Borrower in the Obligations shall have occurred and be continuing (an “Event of Default”), the Agent shall have all of the rights and remedies which secured parties may have under the UCC or other applicable law or at equity, and may do, at its option, one or more of the following, with or without further notice to the Borrower:

(i)           Accelerate and declare all or any part of the Obligations to be immediately due, payable and performable;

(ii)           Appropriate, set off and apply to any or all of the Obligations, any or all Collateral in such manner as the Agent may determine; and/or

(iii)           Foreclose the security interest created under this Agreement or under any other agreement relating to the Collateral by any procedure permitted under the UCC, with or without judicial process.

SECTION  7.  Termination of Security Interest.  The Secured Parties’ security interest in the Collateral shall be extinguished when  the Borrower completes performance of all Obligations.

SECTION  8.  Governing Law.  This Agreement and the rights of the parties shall be construed and enforced in accordance with the laws of the State of Delaware applicable to agreements executed and to be performed wholly within such state and without regard to principles of conflicts of law.  Each party irrevocably (a) consents to the jurisdiction of the federal and state courts situated in or having jurisdiction over Wilmington, Delaware in any action that may be brought for the enforcement of this Agreement, and (b) submits to and accepts, with respect to its properties and assets, generally and unconditionally, the in personam jurisdiction of the aforesaid courts, waiving any defense that such court is not a convenient forum  In any such litigation to the extent permitted by applicable law, each party waives personal service of any summons, complaint or other process, and agrees that the service thereof may be made either (i) in the manner for giving of notices provided in the Notes or (ii) in any other manner permitted by law.

SECTION  9.  Severability.  In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation and in any other jurisdiction, shall not in any way be affected or impaired thereby.

SECTION  10.  General.  No Secured Party shall be deemed to have waived any of its respective rights hereunder or under any other agreement, instrument or paper signed by the Borrower unless such waiver be in writing and signed by the Agent (with respect to the Secured Parties’ rights and interest under the Notes or under this Agreement) or by such Secured Party (with respect to any other rights).  No delay or omission on the part of the Agent in exercising any right shall operate as a waiver of such right or any other right.  All of the Secured Parties’ rights and remedies, whether evidenced hereby or by any other agreement, instrument or paper, shall be cumulative and may be exercised singularly or concurrently.  The provisions hereof shall, as the case may require, bind or inure to the benefit of, the respective heirs, successors, legal representatives and assigns of the Borrower, the Agent and the Secured Parties.

SECTION 11.  Amendments.  This Agreement may be amended or modified only by a written instrument executed by each party hereto.

SECTION 12.  Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Borrower, the Agent and the other Secured Parties have caused this Agreement to be duly executed as of the date first above written.

ThermoEnergy Corporation		The Quercus Trust

By:	/s/ Cary G. Bullock	By:	/s/ David Gelbaum

Empire Capital Partners, ltd By: Empire Capital Management, llc, its Investment Manager		Empire Capital Partners, lp By: Empire gp, llc, its General Partner

By:	/s/ Peter Richards	By:	/s/ Peter Richards

Empire Capital Partners Enhanced Master Fund, ltd By: Empire Capital Management, llc, its Investment Manager

By:	/s/ Peter Richards	/s/ Robert S. Trump
Robert S. Trump

Focus Fund, l.p.

By:	/s/ J. Winder Hughes III